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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                             Zeppelin Software, Inc.
                          -----------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                   -------------------------------------------
                         (Title of Class of Securities)

                                   989449 10 3
                             ----------------------
                                 (CUSIP Number)

                                Donald J. Cheney
                             Zeppelin Software, Inc.
                                 P.O. Box 218
                          Port Orchard, Washington 98366
 ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 26, 2002
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------
CUSIP NO. 989449 10 3
-----------------------
-----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Dennis Mee
-----------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[x]
                                                              (b)[ ]
-----------------------------------------------------------------------
   3      SEC USE ONLY
----------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

              PF
----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
          PURSUANT TO ITEMS 2(d) or (e)
  ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Canada
     --------------------------------------------------------------------
                       7         SOLE VOTING POWER
    NUMBER OF                    0
      SHARES      -----------------------------------------------------
   BENEFICIALLY        8         SHARED VOTING POWER
  OWNED BY EACH                  0
    REPORTING     -----------------------------------------------------
      PERSON           9         SOLE DISPOSITIVE POWER
       WITH                      0
                  -----------------------------------------------------
                      10         SHARED DISPOSITIVE POWER
                                 0
-----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
          CERTAIN SHARES.*
---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)

            0 %
----------------------------------------------------------------------


14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-----------------------------------------------------------------------


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-----------------------------
CUSIP NO. 989449 10 3
-----------------------------
----------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Alpestrine Investments, Ltd.
-----------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[x]
                                                              (b)[ ]
-----------------------------------------------------------------------
   3      SEC USE ONLY
----------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
          PURSUANT TO ITEMS 2(d) or (e)
----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                      Canada
----------------------------------------------------------------------
                       7         SOLE VOTING POWER
    NUMBER OF                    0
      SHARES      -----------------------------------------------------
   BENEFICIALLY        8         SHARED VOTING POWER
  OWNED BY EACH                  0
    REPORTING     -----------------------------------------------------
      PERSON           9         SOLE DISPOSITIVE POWER
       WITH                      0
                  -----------------------------------------------------
                      10         SHARED DISPOSITIVE POWER
                                 0
-----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
          CERTAIN SHARES.*
---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)

          0
----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


             CO
-----------------------------------------------------------------------


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Item 1.  Security and Issuer

           This statement relates to the common stock, par value $0.001 per share, of Zeppelin Software, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 7061 Dunraven Lane S.W., Port Orchard, Washington 98367.

Item 2.  Identity and Background.

           This statement is filed on behalf of Dennis Mee and Alpestrine Investments, Ltd. (together, the "Reporting Persons"). Mr. Mee is a Director serving on the Board of Directors of the Issuer. Mr. Mee is a self-employed CA (equivalent U.S. CPA)working as a consultant in the Telecommunication Industry, specializing in the financial and operational areas. Alpestrine Investments, Ltd. is a privately held corporation of which Mr. Mee is the majority shareholder. The Corporation business address and Mr. Mee's residence is 601 - 15015 Victoria Ave., White Rock, B.C. V4B 1G2 Canada. The principal business of the issuer is 1) the developing, manufacturing, and marketing of a 38Ghz microwave radio to be used for data transmission in the telecommunications industry and 2) the pursuit of opportunities in the oil and gas business, attempting to acquire high quality oil and gas properties, primarily "proved producing and proved undeveloped reserves" in the United States, Canada, and other foreign oil producing countries, especially South America.

          During the past five years, the Reporting Person has not been convicted in a criminal proceeding, or been a party to a civil proceeding as a result of which they have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is citizen of the Canada.


Item 3.  Source and Amount of Funds or Other Consideration

           On November 26, 2002 Alpestrine Investments, Ltd. was issued 100,000 options of the Issuer's stock at an exercise price of two ($2.00) dollars per share vesting over four years. There was no cost to Alpestrine Investments, Ltd. for these options.


Item 4.  Purpose of Transaction

         Other than as set forth above, the Reporting Persons do not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) - (j) of Item 4 of Schedule 13D.





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Item 5.  Interest in Securities of the Issuer

(a) As of December 5, 2002, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 0 shares.

(b)       N/A

(c) No sales were effected in open market transactions within the last 60 days.

(d)       N/A

(e)       N/A


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Dennis Mee is the majority shareholder of Alpestrine Investments, Ltd.


                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 5, 2002                    /s/ Dennis Mee
                                         ------------------------------
                                         Dennis Mee

                                         Alpestrine Investments, Ltd.

                                          /s/ Dennis Mee
                                         ------------------------------
                                         Dennis Mee